Exhibit 99.1

4th Qtr Operating Profit Up 59% to US$23.4m
Full Year Operating Profit US$85.4m
Capital Return of US 15 cents per share

James Hardie today announced a 59% increase in operating profit from continuing operations of US$23.4 million for the three months ended 31 March 2003. Operating profit for the full year was up 202% to US$85.4 million.

The strong 4th quarter results included a 26% increase in net sales, a 46% increase in gross profit and a 28% lift in EBIT. The results were achieved despite the impact of normal seasonal industry slowdowns in our major markets and the effects of bad weather and reduced consumer confidence in the USA.

The USA Fibre Cement business was again the standout performer in the quarter, with net sales up 25% and EBIT increasing 56%. In Australia and New Zealand, net sales increased 28% and 34%, respectively, compared to the same quarter last year.

For the full year, total company net sales increased 32%, gross profit was up 47% and EBIT* increased 71% to US$130.6 million. Earnings per share increased 217% from US 6 cents to US 19 cents.

Capital Return and Dividend

The Board has approved a capital return of US 15 cents (€13.05 cents**) a share and a final dividend of US 2.5 cents a share. The dividend will be paid in July 2003 and the capital return in November 2003.

4th Quarter and Year To Date at a Glance

US$ Million	Q4 FY 03	Q4 FY 02	%+\(-)	FY 03	FY 02	%+\(-)

Net Sales	$198.5	$158.0	26	$803.7	$606.9	32
Gross Profit	79.8	54.5	46	301.8	205.3	47
EBIT/Operating Profit before restructuring and other operating expenses***	28.4	22.1	29	130.6	76.4	71
Restructuring and other operating income (expenses)	—	0.1	—	1.0	(28.1)	—
EBIT/Operating Profit	28.4	22.2	28	131.6	48.3	172
Operating Profit/Income from continuing operations	23.4	14.7	59	85.4	28.3	202
Net Operating Profit/Net Income including discontinued operations	54.5	16.7	226	170.5	30.8	454

Media/Analysts enquiries, please call: Greg Baxter, Executive Vice President
Telephone — 61 2 8274 5377 Mobile — 0419 461 368 Email — greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone — 61 2 8274 5246 Mobile — 0408 164 011
Email — steve.ashe@jameshardie.com.au Facsimile — 61 2 8274 5218
www.jameshardie.com

The bottom line profit for the quarter increased from US$16.7 million to US$54.5 million and includes a US$30.0 million profit for the sale of the Las Vegas Gypsum land that was completed on 21 March 2003. The sale finalised the company’s exit from the Gypsum business.

The bottom line profit for the full year increased from US$30.8 million to US$170.5 million. The full year profit includes a profit of US$54.0 million on the sale of our Gypsum operations that was completed in April 2002, in addition to the profit related to the Las Vegas Gypsum land sale. Including discontinued operations, earnings per share increased 429% from US 7 cents to US 37 cents.

Commentary

James Hardie’s CEO, Peter Macdonald said: “The 4th quarter results have capped off a very satisfactory year and results so far suggest that another good year is in prospect.

“Housing activity in North America is expected to remain at high levels over the balance of 2003 and we are continuing to grow revenues and profits much faster than the wider industry as we win market share.

“We expect to continue to take market share in both the southern and northern regions of the United States and in both the exterior and interior product categories in which we compete.

“More new products are on the way and production capacity is being expanded further to capitalise on growing demand.

“In the past year, sales of our differentiated, higher-priced products have generated strong top-line growth and higher margins and this is expected to continue,” said Mr Macdonald.

“The capital return announced today provides shareholders with further rewards as we implement our strategy and we have retained sufficient funds to maintain a strong and conservatively geared balance sheet.

“At the same time, we can fund our ambitious growth agenda from operating cash flows,” Mr Macdonald said.

USA Fibre Cement – Strong Top-line Growth and Higher Margins

Net sales increased 25% to US$146.2 million in the 4th quarter due to a 12% increase in sales volume to 297.9 million square feet and an 11% increase in the average selling price to US$491 per thousand square feet.

Despite bad weather in some regions and some weakening in consumer confidence, demand for the company’s products remained at high levels.

The average selling price was 11% higher due to a further increase in sales of higher-priced, differentiated products.

The strong top line growth and a further reduction in the cost of sales lifted EBIT 56% to US$37.8 million for the quarter. The EBIT margin also increased, to 25.9%.

For the full year, revenue was up 35% to US$599.7 million and EBIT* was 58% higher to US$155.1 million. The EBIT margin for the full year was 25.9%.

Media Release: James Hardie-4th Quarter Results 2003	2

Australia – Higher Sales and Volumes

Net sales increased 28% to US$31.5 million for the quarter due to a 13% lift in sales volume and a favourable exchange difference, partially offset by a lower average selling price. EBIT was lower in the quarter due to one-time redundancy costs but was higher excluding these costs. For the full year, EBIT increased 29% to US$23.8 million due mainly to higher volumes and the EBIT margin was 19.1%.

New Zealand – Higher Sales and Volumes

Net sales were up 34% for the quarter due to a 27% increase in sales volumes and a favourable exchange difference. EBIT was lower in the quarter due to one-time redundancy costs but was higher excluding these costs. For the full year, EBIT increased 17% to US$6.1 million due mainly to higher volumes and the EBIT margin was 11.8%.

Philippines – EBIT Positive

Increased domestic demand and manufacturing cost savings helped the business return a small operating profit for the quarter and the full year.

Chile – Strong Revenue and Volume Growth

Both net sales and volumes more than doubled in both the quarter and full year as the business continued to penetrate its targeted market segments.

USA FRC Pipes – Strong Growth and Efficiency Gains

Both net sales and volumes more than doubled in both the quarter and full year as the company’s pipes continued to attract orders from construction contractors. The business also continued to reduce production costs as it achieved significant improvements in manufacturing efficiency.

USA Roofing

Construction of a new pilot plant to make a new generation of fibre cement roofing products has been completed and the plant is now being commissioned. Sales of the first product are expected to occur within the next few months.

Outlook

The short-term outlook for housing construction in the United States remains positive. New housing approvals remain at high levels, the inventory of new homes for sale remains at low levels and there is a 3-6 month backlog of orders for new homes. Prices of new and existing homes also remain at high levels and the outlook for inflation and interest rates is also encouraging.

The US-based National Association of Home Builders (NAHB) recently reported at its Construction Forecast Conference that housing construction in 2003 is likely to either equal or surpass last year’s exceptional rate of 1.7 million units.

Over the medium-term, the fundamental drivers of housing demand also continue to look positive with demographic factors such as immigration, internal migration and household formation all suggesting strong demand for housing over the medium to longer term.

Media Release: James Hardie-4th Quarter Results 2003	3

The company’s USA Fibre Cement business expects to continue to win market share across its product range and in both the north and south of the country. Our increased focus on the repair and remodel market, new products, continued penetration against vinyl in the north and new strategic marketing initiatives should help drive top line growth and further strengthen our overall market position.

In Australia, the housing sector is continuing to show signs of slowing which is expected to lead to softer demand, although strong growth in renovations and in commercial applications is forecast to continue. Additionally, the Australian Fibre Cement business is expected to perform satisfactorily as it implements a range of initiatives to increase demand and reduce costs.

In New Zealand, demand is expected to remain relatively solid in the short-term but some softening is expected later in the year. Revenue for the first quarter should reflect improved sales volumes of higher-priced, differentiated products.

In the Philippines, while we expect that the business will continue to grow share domestically, regional economic uncertainty continues to cloud the outlook for both domestic and export demand. The business has in place a number of initiatives to further reduce manufacturing costs.

In Chile, further market penetration and share growth is expected as awareness of the company’s expanded product range continues to grow.

The US-based FRC Pipes business is continuing to increase production to meet growing demand, and further improvements in operating efficiency are expected.

Overall, the strong results achieved in the past year are continuing into the first quarter and prospects for strong growth over the full-year are encouraging.

Ends.

Media Release: James Hardie-4th Quarter Results 2003	4

Footnotes

*	Operating Profit/EBIT before restructuring and other operating expenses.

**	Capital return was declared in Euro and will be converted to AUD and USD at the prevailing exchange rate on the record date. The record date is likely to be October 2003.

***	Presentation of this line item not required under US GAAP.

Notes

1.	Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year; or of the 12 months ended 31 March 2003 versus the 12 months of the prior fiscal year.

2.	This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Discussion and Analysis (MD&A), a Management Presentation and a Results at a Glance document.

3.	Management has used EBIT before restructuring and other operating expenses because this measure provides a more accurate indication of operating performance.

Disclaimer

This press release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie — 4th Quarter Results 2003	5